Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated February 15, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 15, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Q4 2012 Results

The Hague – February 15, 2013

Aegon grows earnings and sales in Q4; proposes increased final dividend

•	Higher underlying earnings driven by growth, lower expenses and favorable markets

•

Underlying earnings increase 29% to EUR 447 million as a result of business growth, successful delivery on cost reduction programs, the non-recurrence of exceptional charges in the UK and favorable equity markets and currency movements

•	Strong increase in net income to EUR 422 million driven by higher underlying earnings, realized gains on investments, lower impairments and book gains on divestments

•	Return on equity increases to 7.2%, and 8.0% excluding run-off businesses

•	Consecutive sales growth

•	New life sales increase 36% to EUR 677 million; particularly strong sales in the UK, NL and US

•	Accident & health and general insurance sales increase 5% to EUR 212 million

•	Deposits of EUR 9.2 billion; 30% increase reflects continued strong pension, variable annuity and asset management deposits

•	Market consistent value of new business increases strongly to EUR 204 million as a result of product repricing, improved margins and higher sales

•	Strong capital position and cash flows

•	Capital base ratio of 76.7%, well-above target of at least 75% by year-end 2012

•	IGDa) solvency ratio increases to 230%

•	Operational free cash flow of EUR 530 million

•	Final dividend of EUR 0.11 per common share

Statement of Alex Wynaendts, CEO

Our solid fourth quarter performance, both in terms of sales and earnings, is a result of the steps we have taken to transform our business. We continue to experience strong customer demand for our core products and services in each of our markets, reflecting the strength of our franchise. Furthermore, our disciplined approach to pricing demonstrates our commitment to selling products that provide value for both our customers and Aegon in the continuing low interest rate environment.

During the quarter, we expanded further our distribution network in the United States and have secured an important new bank partnership in Spain. In addition, we have reinforced our position in Central & Eastern Europe by increasing our scale in Romania and entering Ukraine.

We are also pleased with the balanced agreement we have reached with our largest shareholder, Vereniging Aegon, to cancel all preferred shares. Following shareholder approval, this transaction will simplify Aegon’s capital structure and enable us to maintain a high quality capital base under new European solvency requirements, and in a way that minimizes the impact on common shareholders.

We have made clear progress in positioning our businesses to compete successfully in the new environment. Moreover, our continued strong capital position and cash flows support our proposal to increase our final dividend to EUR 0.11 per share.

Key performance indicators

amounts in EUR millions b)	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Underlying earnings before tax	1	447	472	(5)	346	29	1,787	1,522	17

Net income	2	422	374	13	81	—	1,571	872	80

Sales	3	1,813	1,550	17	1,409	29	6,725	5,701	18

Market consistent value of new business	4	204	173	18	71	187	619	422	47

Return on equity	5	7.2%	7.7%	(6)	5.2%	38	7.1%	6.7%	6

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Aegon forms strategic partnership with Banco Santander in Spain; ends JV with Unnim

•	Position in Central & Eastern Europe strengthened with acquisitions in Romania and Ukraine

Aegon’s ambition

At Aegon’s latest analyst & investor conference in December 2012, management highlighted the progress underway in delivering on its strategic priorities and detailed actions underway in Aegon’s largest market, the United States, to capture opportunities while delivering sustainable, profitable growth, consistent with Aegon’s strict risk-return requirements. Aegon’s operations in the United States - which now all operate under the Transamerica brand - are pursuing growth by focusing on the core markets of life and supplemental health insurance, pensions and at-retirement solutions through product innovation, expanding distribution and differentiated customer service.

Aegon’s aim to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize portfolio, Enhance customer loyalty, Deliver operational excellence and Empower employees. These key objectives have been embedded in all Aegon businesses. They provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Continued economic uncertainty has increased the opportunities for Aegon in pursuing its clear purpose of helping people take responsibility for their financial future. To capture these opportunities, Aegon will accelerate the development of new business models by investing in innovative, technology-driven distribution channels, to connect better and more frequently with customers, improve service levels and increase retention rates. Aegon’s accelerated investments in technology will also better support intermediaries to adapt to the changing distribution environment.

In recent years, Aegon has implemented a broad restructuring program to sharpen its focus on its core lines of business, significantly reduce its overall cost base, and create greater efficiencies across the organization. A further demonstration of Aegon’s more disciplined focus has been a better balance between spread-based and fee-generating business, a substantially improved risk-return profile and an improved capital base ratio.

Optimize portfolio

Aegon has reached an agreement to exit its life, health and pension joint venture with Unnim Banc and sell its 50% stake to Unnim for a total consideration of EUR 353 million. The sale is expected to result in a book gain of approximately EUR 105 million before tax. It is anticipated that the transaction will close during the second quarter of 2013. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 20 million in 2012.

This anticipated divestment by Aegon is a consequence of the consolidation underway within the Spanish banking sector. However, Aegon maintains a long-term commitment to Spain and has recently reinforced its market position with an exclusive 25-year strategic partnership with Banco Santander, Spain’s largest financial group, to distribute life and general insurance products through its extensive network of over 4,600 bank branches. The long-term alliance provides access to a potential client base of 12 million individuals across the country. Under the terms of the agreement, Aegon will acquire a 51% stake in both a life insurance company as well as in a non-life insurance company for a consideration of EUR 220 million. Depending on the performance of the partnership, Aegon may pay an additional amount after five years. Furthermore, Aegon Spain will provide the back-office services to the joint venture companies.

In Central & Eastern Europe, Aegon recently announced two transactions to further strengthen its position in this developing region. In December 2012, Aegon acquired Fidem Life, the fifth largest life insurance company in Ukraine. The transaction was closed on February 8, 2013. Last month, Aegon announced to take over Eureko’s life insurance and pension business in Romania and to integrate it within Aegon’s existing operations. Following the transaction, Aegon will become the country’s third largest pension provider and a top ten provider of life insurance products. The transaction is expected to close in the second half of 2013, pending regulatory approval. Aegon has been active in Central & Eastern Europe since 1992 and now has operations in Hungary, Poland, the Czech Republic, Slovakia, Romania, Turkey and Ukraine.

Deliver operational excellence

Aegon has made a strong commitment to improving its performance as measured by factors other than purely financial. Consequently, Aegon has achieved “silver class” status in RobecoSAM’s Sustainability Yearbook. Aegon’s silver-class listing is based on its score in the RobecoSAM’s annual Corporate Sustainability Assessment, part of the Dow Jones’ 2012 Sustainability Index (DJSI). Companies within the silver class must score within a range of 1-5 percent from the score of the sector’s sustainability leader. Aegon showed significant improvement in performance, keeping its presence in the DJSI World Index and has again been included in the more strenuous DJSI Europe Index. The ranking can be attributed mainly to strong gains in brand management, environmental risk detection, financial inclusion, human capital development, and talent attraction and retention.

Aegon continues to make substantial progress in improving efficiency. In the Netherlands, Aegon is on track to reduce operating expenses by EUR 100 million, compared to the cost base for 2010. The cost savings aim to offset pressure on underlying earnings. Up to and including the fourth quarter, Aegon has implemented costs savings of EUR 89 million.

Enhance customer loyalty

A key element of Aegon’s strategy is to get closer to its end-customers by an increased utilization of technology and investment in innovative capabilities to address customer needs at every stage of the life cycle. At the heart of this approach is Aegon’s determination to shorten the distance between the company and its customers, provide the possibility of interaction with greater ease and regularity, and better utilize the knowledge about customers and their potential needs which the company possesses. Pursuing innovation and employing technology to a much greater degree are essential to Aegon’s ability to enhance customer loyalty. Aegon further seeks to provide greater clarity and understanding about the products and services it provides, while working to create a distinctive customer experience through enhanced service. Increasingly, individuals are exploring financial services and insurance-related products online and possess greater knowledge about how certain products and services will address their needs. Aegon has recently launched online sites to enable customers to actually purchase products via the internet – or be referred to advisors - in the United States and China. Aegon is also leveraging digital technology in Turkey to enable intermediaries to have high-quality customer conversations, and in Hungary, its recently launched mobile application was designated for a top industry award.

Putting the customer first is central to Aegon’s refreshed strategy and longer-term ambitions. Management within all business units are fully aligned and incentivized to create the culture within Aegon that fully demonstrates this shared focus, and to measure customer satisfaction on a consistent basis.

Following ‘The Changing Face of Retirement’ survey, which studied retirement readiness across Europe and the United States, Aegon has recently released a supplemental report on aging trends within Japan. The Japanese have traditionally been recognized for their high savings rates, however this trend has changed since the mid-1990s. Aegon’s study has revealed that the decline in Japan’s saving rates has been so stark that household savings behavior now lags behind other countries surveyed. Although individuals do acknowledge the importance of planning for retirement, only 2% feel they are saving enough. Aegon, with its partner Sony Life, provides annuity products in Japan to serve the increasing need for retirement solutions. During 2012, Aegon Sony Life substantially increased its sales as it expanded its distribution reach by adding new bank partners and further leveraged on Sony Life’s network of over 4,000 professional agents.

Financial overview c)

EUR millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Underlying earnings before tax
Americas		342	344	(1)	316	8	1,317	1,273	3
The Netherlands		83	82	1	75	11	315	298	6
United Kingdom		25	26	(4)	(26)	—	105	5	—
New markets		52	70	(26)	65	(20)	274	249	10
Holding and other		(55)	(50)	(10)	(84)	35	(224)	(303)	26

Underlying earnings before tax		447	472	(5)	346	29	1,787	1,522	17

Fair value items		(79)	(126)	37	(20)	—	52	(416)	—
Realized gains / (losses) on investments		149	128	16	49	—	407	446	(9)
Impairment charges		(58)	(35)	(66)	(94)	38	(176)	(388)	55
Other income / (charges)		106	3	—	(194)	—	(162)	(267)	39
Run-off businesses		(14)	12	—	1	—	2	28	(93)

Income before tax		551	454	21	88	—	1,910	925	106
Income tax		(129)	(80)	(61)	(7)	—	(339)	(53)	—

Net income		422	374	13	81	—	1,571	872	80

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		422	373	13	79	—	1,570	869	81
Non-controlling interests		—	1	—	2	—	1	3	(67)

Net underlying earnings		348	369	(6)	253	38	1,382	1,233	12

Commissions and expenses		1,478	1,382	7	1,684	(12)	5,829	6,272	(7)
of which operating expenses	11	848	798	6	872	(3)	3,241	3,442	(6)

New life sales
Life single premiums		2,058	1,125	83	1,876	10	5,411	5,864	(8)
Life recurring premiums annualized		471	293	61	311	51	1,414	1,249	13

Total recurring plus 1/10 single		677	405	67	498	36	1,955	1,835	7

New life sales
Americas	12	148	126	17	109	36	520	418	24
The Netherlands		166	25	—	117	42	246	254	(3)
United Kingdom		306	206	49	189	62	936	852	10
New markets	12	57	48	19	83	(31)	253	311	(19)

Total recurring plus 1/10 single		677	405	67	498	36	1,955	1,835	7

New premium production accident and health insurance		196	190	3	188	4	768	645	19
New premium production general insurance		16	12	33	13	23	55	52	6

Gross deposits (on and off balance)
Americas	12	6,615	6,391	4	5,009	32	27,042	23,028	17
The Netherlands		282	275	3	560	(50)	1,484	2,048	(28)
United Kingdom		15	5	200	9	67	37	56	(34)
New markets	12	2,334	2,755	(15)	1,522	53	10,909	6,556	66

Total gross deposits		9,246	9,426	(2)	7,100	30	39,472	31,688	25

Net deposits (on and off balance)
Americas	12	788	904	(13)	(886)	—	3,491	2,147	63
The Netherlands		(248)	(480)	48	(160)	(55)	(979)	(334)	(193)
United Kingdom		5	(6)	—	1	—	(3)	18	—
New markets	12	446	1,208	(63)	108	—	3,637	(2,596)	—

Total net deposits excluding run-off businesses		991	1,626	(39)	(937)	—	6,146	(765)	—
Run-off businesses		(601)	(301)	(100)	(611)	2	(2,541)	(3,139)	19

Total net deposits		390	1,325	(71)	(1,548)	—	3,605	(3,904)	—

Revenue-generating investments

	Dec. 31, 2012	Sept. 30, 2012%
Revenue-generating investments (total)	457,856	463,041	(1)

Investments general account	146,234	147,955	(1)
Investments for account of policyholders	153,670	156,831	(2)
Off balance sheet investments third parties	157,952	158,255	—

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 29% to EUR 447 million in the fourth quarter of 2012. This is the result of business growth, a strong delivery on cost reduction programs, the non-recurrence of exceptional charges in the United Kingdom and favorable equity markets and currency movements.

Underlying earnings from the Americas rose to EUR 342 million. The 8% increase compared to the fourth quarter of 2011 is mainly due to growth of the business and favorable currency exchange rates.

In the Netherlands, underlying earnings increased 11% to EUR 83 million as higher earnings in Life & Savings more than offset lower earnings in Pensions and Non-life.

In the United Kingdom, underlying earnings increased to EUR 25 million. This strong improvement in earnings compared to the same period last year was driven by the non-recurrence of exceptional charges and the successful implementation of the cost reduction program. Earnings were negatively impacted by adverse persistency following the implementation of the Retail Distribution Review and investments in new propositions in the pension business. It is expected that the effects of adverse persistency will continue in the first half of 2013.

Underlying earnings from New Markets decreased 20% to EUR 52 million. Higher earnings of Aegon Asset Management as a result of strong growth were more than offset by lower underlying earnings from Asia and Spain. Results in Spain were impacted by the divestment of the joint venture with Banca Cívica and results from Aegon’s partnership with CAM are no longer included pending the exit from this joint venture.

Total holding costs decreased 35% to EUR 55 million. This is mainly the result of Aegon’s Corporate Center expenses being charged, in part, to operating units as of the first quarter of 2012. These charges reflect the services and support provided to operating units by the Corporate Center and amounted to amounted to EUR 16 million in the fourth quarter of 2012. In addition, lower operating expenses also contributed to the decrease.

Net income

Net income increased to EUR 422 million driven by higher underlying earnings, realized gains on investments and book gains on divestments, and lower impairments. These were only partly offset by lower results on fair value items and higher tax charges.

Fair value items

The results from fair value items amounted to a loss of EUR 79 million. The loss was mainly driven by the holding company, which included the impact of lower credit spreads on the valuation of Aegon bonds and the negative effect on the fair value of swaps, as a result of unfavorable interest rates movements.

Realized gains on investments

In the fourth quarter, realized gains on investments amounted to EUR 149 million and were the combined effect of trading as a result of asset liability management and normal activity in the investment portfolio in a low interest rate environment.

Impairment charges

Impairments improved significantly compared to last year and amounted to EUR 58 million. In the Americas, impairments were primarily linked to one large mortgage loan in the United States, while in New Markets impairments were largely related to mortgage loans in Hungary.

Other income

Other income amounted to EUR 106 million. Book gains on both the sale of Aegon’s minority stake in Prisma Capital Partners (EUR 100 million) and the divestment of its 50% stake in a joint venture with Banca Cívica (EUR 35 million) were partly offset by a BOLI wrap charge in the United States (EUR 26 million).

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 14 million, which was primarily due to the reinsurance business. Aegon divested its life reinsurance business during 2011 through a reinsurance transaction and carries an intangible asset as a result. Increased transfers of clients from Aegon to Scor resulted in an acceleration of the amortization of the intangible asset during the quarter (EUR 18 million).

Income tax

Income tax amounted to EUR 129 million in the fourth quarter, translating into an effective tax rate of 23%. The main drivers of the lower than nominal tax rate were tax exempt income in the Americas and the Netherlands, tax credits in the Americas and Central & Eastern Europe and the benefit of a future tax rate decrease in the United Kingdom.

Return on equity

The increase in return on equity to 7.2% for the fourth quarter of 2012, was driven by the positive effect of growth in net underlying earnings partly offset by higher shareholders’ equity excluding revaluation reserves. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 8.0% over the same period.

Operating expenses

In the fourth quarter, operating expenses decreased 3% to EUR 848 million mainly as a result of significant cost savings in the United Kingdom. On a comparable basis, total operating expenses also decreased 3% compared with the fourth quarter of 2011.

Sales

Aegon’s total sales increased substantially to EUR 1.8 billion. New life sales grew strongly in many markets, most notably in the Netherlands and the United Kingdom where higher pension production was driven by a strong market proposition and the introduction of the Retail Distribution Review respectively. In the Americas, the main drivers behind the increase were continued successful sales of indexed universal life products and the discontinuance of certain unprofitable universal life products which resulted in higher activity. Gross deposits remained strong for the variable annuity, retail mutual fund, retirement plan and asset management businesses.

Market consistent value of new business

The market consistent value of new business increased to EUR 204 million as a result of a combination of higher volumes, product repricing in the United States, a higher contribution from mortgage and pension production in the Netherlands and improved margins in Central & Eastern Europe and Asia.

Revenue-generating investments

Revenue-generating investments declined 1% compared to the third quarter-end of 2012 to EUR 458 billion at December 31, 2012 as net inflows were more than offset by the effect of adverse currency movements.

Capital management

Aegon’s core capital excluding revaluation reserves amounted to EUR 18.6 billion, equivalent to 76.7%6 of the company’s total capital base at December 31, 2012. This is well-above the company’s capital base ratio target of at least 75% by the end of 2012 as agreed with the European Commission.

Shareholders’ equity increased to EUR 24.7 billion, mainly as a result of fourth quarters’ net income. The revaluation reserves increased slightly during the fourth quarter to EUR 6.1 billion, mainly a reflection of lower credit spreads partly offset by slightly higher interest rates. Shareholders’ equity per common share, excluding preference capital and revaluation reserves, amounted to EUR 8.47 at December 31, 2012.

In the fourth quarter, excess capital in the holding increased to EUR 2.0 billion as dividends received from business units were partly offset by interest payments and operational expenses. During 2012, Aegon aimed to maintain excess capital at the holding of at least EUR 750 million.

At December 31, 2012, Aegon’s Insurance Group Directive (IGD) ratio amounted to 230%, an increase from the level of 222% at the end of the third quarter. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased to ~495%. This was mainly the result of strong net income in the quarter partly offset by dividends paid to the holding company. The IGD ratio in the Netherlands remained stable at ~250%, while the Pillar I ratio in the United Kingdom increased to ~140% at the end of the fourth quarter of 2012.

Cash flows

Operational free cash flows amounted to EUR 530 million. Excluding negative market impacts of EUR 89 million, the operational free cash flows amounted to EUR 619 million. Market impacts related mainly to interest rate movements. Operational free cash flows excluding market impacts were particularly strong during the quarter, primarily the effect of reserve releases and proceeds from divestments. Operational free cash flows represent the distributable earnings generated by the business units.

Final dividend 2012

At the Annual General Meeting of Shareholders on May 15, 2013, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for 2012 of EUR 0.11 per common share. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 17, 2013. The record date for the dividend will be May 21, 2013. The election period will run from May 23 up to and including June 7, 2013. The stock fraction for the stock dividend will be based on the average price for the Aegon share on the Euronext Amsterdam stock exchange for the five trading days from June 3 through June 7, 2013. The dividend will be payable as of June 14, 2013.

Annual General Meeting of Shareholders

The record date for attending and voting at the Annual General Meeting of Shareholders of Aegon N.V. is April 17, 2013. The agenda for this meeting will be published on April 3, 2013.

APPENDIX I - Americas - The Netherlands - United Kingdom - New Markets

Financial overview, Q4 2012 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	128	77	21	14	—	240
Individual savings and retirement products	147	—	—	(5)	—	142
Pensions	64	7	4	3	—	78
Non-life	—	(4)	—	13	—	9
Distribution	—	5	—	—	—	5
Asset Management	—	—	—	24	—	24
Other	—	—	—	—	(55)	(55)
Share in underlying earnings before tax of associates	3	(2)	—	3	—	4

Underlying earnings before tax	342	83	25	52	(55)	447

Fair value items	(16)	6	(11)	5	(63)	(79)
Realized gains / (losses) on investments	43	70	36	—	—	149
Impairment charges	(31)	(10)	—	(17)	—	(58)
Other income / (charges)	(25)	(7)	—	139	(1)	106
Run-off businesses	(14)	—	—	—	—	(14)

Income before tax	299	142	50	179	(119)	551
Income tax	(60)	(26)	(13)	(53)	23	(129)

Net income	239	116	37	126	(96)	422

Net underlying earnings	258	67	24	36	(37)	348

Employee numbers

	Dec. 31, 2012	Sept. 30, 2012
Employees excluding agents	21,560	21,706
Agents	2,847	2,959

Total number of employees excluding Associates	24,407	24,665
Aegon’s share of employees (including agents) in Associates	2,443	2,652

Total	26,850	27,317

Currencies

Income statement items: average rate 1 EUR = USD 1.2849 (2011: USD 1.3909).

Income statement items: average rate 1 EUR = GBP 0.8103 (2011: GBP 0.8667).

Balance sheet items: closing rate 1 EUR = USD 1.3184 (2011: USD 1.2982).

Balance sheet items: closing rate 1 EUR = GBP 0.8111 (2011: GBP 0.8353).

AMERICAS

•	Underlying earnings before tax increase 4% to USD 443 million

•	Net income increases to USD 309 million, mainly the result of lower impairments, higher realized gains and improved results from fair value items

•	Sales of life insurance up 29% to USD 191 million, partly driven by strong indexed universal life sales

•	Gross deposits of USD 8.6 billion driven by continued strong pension, variable annuity and retail mutual fund deposits

Underlying earnings before tax

Underlying earnings from the Americas in the fourth quarter 2012 amounted to USD 443 million.

The positive effect of growth of the business was partly offset by USD 11 million higher performance related employee expenses and an increase of USD 13 million in employee benefit expenses.

•

Life & Protection earnings increased by 8% to USD 166 million which is mainly the result of the non-recurrence of a one-time item in the comparable quarter of 2011. Excluding this effect, earnings were lower than in the fourth quarter of 2011, resulting from higher performance related employee expenses and the loss of earnings related to a capital management transaction executed in the third quarter of 2012.

•

Earnings from Individual Savings & Retirement amounted to USD 181 million. Variable annuities earnings declined to USD 110 million as higher fee income from higher account balances was offset by lower non-recurring gains. Results in the fourth quarter included a one-time benefit of USD 20 million from the product design change related to an underlying fund volatility control feature. Fixed annuity earnings increased to USD 64 million, as lower account balances were offset by higher spreads. Earnings from retail mutual funds increased to USD 7 million, resulting from higher account balances.

•

Employer Solutions & Pensions earnings remained stable at USD 83 million, as the positive effect of higher average account balances was offset by higher performance related expenses, hedging costs for stable value solutions and a one-time USD 4 million charge related to the transfer of Transamerica Employee Benefits to Life & Protection.

•	Earnings from Canada increased to USD 9 million. Latin America earnings amounted to USD 4 million.

Net income

Net income from Aegon’s businesses in the Americas increased strongly to USD 309 million in the fourth quarter. The main drivers were higher underlying earnings, lower impairments, better results from fair value items, and higher realized gains.

Results from fair value items improved strongly to USD (22) million for the quarter. Alternative asset performance was USD 28 million above the expected return, driven by higher returns from private equity. In addition, positive revaluations on real estate amounted to USD 54 million. The macro hedge loss of USD 105 million reflected the continued low interest rate environment, as well as increased hedging for tail risks initiated during the fourth quarter.

Gains on investments of USD 57 million were realized as a result of normal trading activity. Net impairments amounted to USD 40 million, and were mainly caused by a large commercial mortgage loan. Recoveries in the fourth quarter amounted to USD 16 million. Other income was USD (34) million, driven by a charge of USD 33 million for a BOLI wrap agreement.

The results of run-off businesses amounted to a loss of USD 17 million driven by the acceleration of the amortization of the pre-paid cost of reinsurance asset, related to higher than originally anticipated transfers of clients from Aegon to Scor during the quarter.

Return on capital

In the fourth quarter 2012, the return on average capital, excluding revaluation reserves, invested in Aegon’s business in the Americas amounted to 6.9%. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas would amount to 8.2%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 4% to USD 502 million, as higher performance related employee expenses, an increase in employee benefit expenses and costs to support growth were only partly offset by cost savings.

Sales

New life sales increased 29% to USD 191 million, primarily driven by strong indexed universal life sales as distribution expanded into the brokerage channel last year and higher sales in anticipation of withdrawal of the universal life secondary guarantee single life product. New premium production for accident & health insurance amounted to USD 230 million, down 1%, as some non-profitable distribution relationships were terminated.

Gross deposits amounted to USD 8.6 billion. Gross deposits in variable annuities, retail mutual funds, retirement plans and stable value solutions were all higher than in the fourth quarter of 2011. Variable annuities gross deposits increased 3%, despite product re-pricing in December 2011 and September 2012. Higher retirement plan deposits were driven by successful efforts to increase inflows from the existing client base through higher contributions and larger participation count.

Net deposits, excluding run-off businesses, increased to a net inflow of USD 1.0 billion in the fourth quarter. Aegon’s core growth areas of variable annuities and pensions recorded net inflows of USD 0.4 billion and USD 1.7 billion, respectively. Retail mutual fund net flows improved to USD 0.1 billion driven by the addition of fixed income fund selections. Net deposits in stable value solutions remained negative at USD 0.3 billion as stable value assets are targeted to be maintained at current levels. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurred net outflows of USD 0.7 billion in the fourth quarter.

Market consistent value of new business

As interest rates remain at low levels, Aegon has actively repriced and withdrawn certain products and slowed down sales of unprofitable business in order to meet its return targets. As a result, the market consistent value of new business increased to USD 82 million in the fourth quarter 2012, driven by improvements in all lines of business. The discontinued universal life secondary guarantee single life product had a negative impact on the market consistent value of new business in the fourth quarter and has been replaced with a product with better return characteristics.

Revenue-generating investments

Revenue-generating investments amounted to USD 334 billion at December 31, 2012, stable compared with September 30, 2012. The increase of net inflows on assets backing pensions and variable annuities were slightly offset by a decrease in general account assets as a result of outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Underlying earnings before tax by line of business
Life and protection		166	176	(6)	154	8	647	727	(11)
Fixed annuities		64	64	—	58	10	253	286	(12)
Variable annuities		110	61	80	121	(9)	352	358	(2)
Retail mutual funds		7	6	17	5	40	22	22	—

Individual savings and retirement products		181	131	38	184	(2)	627	666	(6)
Employer solutions & pensions		83	115	(28)	83	—	366	326	12
Canada		9	6	50	4	125	40	51	(22)
Latin America		4	3	33	1	—	12	1	—

Underlying earnings before tax		443	431	3	426	4	1,692	1,771	(4)

Fair value items		(22)	(56)	61	(189)	88	(98)	(663)	85
Realized gains / (losses) on investments		57	86	(34)	7	—	225	166	36
Impairment charges		(40)	(22)	(82)	(87)	54	(151)	(349)	57
Other income / (charges)		(34)	—	—	(50)	32	(37)	(49)	24
Run- off businesses		(17)	15	—	1	—	3	39	(92)

Income before tax		387	454	(15)	108	—	1,634	915	79
Income tax		(78)	(88)	11	13	—	(318)	(20)	—

Net income		309	366	(16)	121	155	1,316	895	47

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		309	366	(16)	121	155	1,316	(895)	—

Net underlying earnings		335	319	5	301	11	1,248	1,331	(6)

Commissions and expenses		1,104	954	16	1,347	(18)	4,341	4,941	(12)
of which operating expenses		502	430	17	481	4	1,887	1,950	(3)

New life sales	12
Life single premiums		93	56	66	43	116	276	240	15
Life recurring premiums annualized		181	153	18	144	26	640	558	15

Total recurring plus 1/10 single		191	158	21	148	29	668	582	15

Life & protection		156	126	24	116	34	532	442	20
Employer solutions & pensions		7	7	—	5	40	31	24	29
Canada		16	15	7	15	7	60	65	(8)
Latin America		12	10	20	12	—	45	51	(12)

Total recurring plus 1/10 single		191	158	21	148	29	668	582	15

New premium production accident and health insurance		230	219	5	233	(1)	905	812	11

Gross deposits (on and off balance) by line of business	12
Life & protection		4	2	100	4	—	12	12	—
Fixed annuities		145	58	150	72	101	371	313	19
Variable annuities		1,441	1,391	4	1,396	3	5,350	5,314	1
Retail mutual funds		998	873	14	627	59	3,437	2,785	23

Individual savings & retirement products		2,584	2,322	11	2,095	23	9,158	8,412	9
Employer solutions & pensions		5,948	5,613	6	4,517	32	25,383	23,266	9
Canada		37	33	12	82	(55)	177	335	(47)
Latin America		6	4	50	4	50	17	4	—

Total gross deposits		8,579	7,974	8	6,702	28	34,747	32,029	8

Net deposits (on and off balance) by line of business	12
Life & protection		(9)	(8)	(13)	(9)	—	(37)	(43)	14
Fixed annuities		(732)	(544)	(35)	(752)	3	(2,511)	(3,091)	19
Variable annuities		444	476	(7)	658	(33)	1,732	1,838	(6)
Retail mutual funds		112	153	(27)	(191)	—	322	(480)	—

Individual savings & retirement products		(176)	85	—	(285)	38	(457)	(1,733)	74
Employer solutions & pensions		1,317	1,142	15	(950)	—	5,368	5,097	5
Canada		(114)	(90)	(27)	(37)	—	(401)	(339)	(18)
Latin America		5	2	150	4	25	13	4	—

Total net deposits excluding run-off businesses		1,023	1,131	(10)	(1,277)	—	4,486	2,986	50
Run-off businesses		(780)	(360)	(117)	(812)	4	(3,265)	(4,366)	25

Total net deposits		243	771	(68)	(2,089)	—	1,221	(1,380)	—

Revenue-generating investments

	Dec. 31, 2012	Sept. 30, 2012%
Revenue-generating investments (total)	333,759	334,148	—

Investments general account	113,988	115,759	(2)
Investments for account of policyholders	86,975	88,145	(1)
Off balance sheet investments third parties	132,796	130,244	2

THE NETHERLANDS

•	Underlying earnings before tax up 11% to EUR 83 million

•	Net income of EUR 116 million, supported by higher realized gains on investments

•	New life sales increase sharply to EUR 166 million due to very strong pension sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 83 million as higher earnings in Life & Savings more than offset lower earnings in Pension and Non-life. A true up of reserves to reflect observed mortality resulted in a one-time benefit of EUR 7 million. Recurring charges for Corporate Center expenses were EUR 4 million in the fourth quarter of 2012.

•

Earnings from Aegon’s Life & Savings operations in the Netherlands increased to EUR 77 million, up 93% compared to the fourth quarter of 2011. This strong improvement was driven by lower funding costs, non-recurrence of exceptional expenses in the fourth quarter of 2011 and a one-time benefit resulting from updated mortality tables of EUR 24 million.

•

Earnings from the Pension business declined to EUR 7 million. Interest income was lower due to selective de-risking activities. In addition, the fourth quarter of 2011 included a one-time employee benefit release, while this quarter contained a one-time charge resulting from updated mortality tables of EUR 17 million.

•

Non-life recorded a loss of EUR 4 million, which was driven by a one-time charge of EUR 6 million related to administrative backlogs. Following actions taken by management in 2012, the profitability of disability products improved. This was partly offset by a further deterioration of the profitability of general insurance products, leading to the implementation of actions to improve future results.

•

The distribution businesses recorded a profit of EUR 5 million, an improvement compared to the comparable quarter of 2011 due to cost savings and lower amortization of value of business acquired following an impairment in the fourth quarter of 2011.

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 116 million. Realized gains on investments totaled EUR 70 million for the quarter and were the result of asset liability management related trading and selective de-risking. Results on fair value items amounted to EUR 6 million. Impairments amounted to EUR 10 million, of which EUR 4 million was related to mortgages.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in the Netherlands increased to 6.8%, which is the result of higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased to EUR 196 million, as realized cost savings were more than offset by the non-recurrence of an employee benefit release in the fourth quarter of 2011, investments in new distribution capabilities and recurring charges for Corporate Center expenses of EUR 4 million.

Aegon is on track to reduce operating expenses by EUR 100 million in comparison to the cost base for 2010, of which the majority has been achieved in 2012. Over the past quarters, Aegon has implemented cost savings of EUR 89 million.

Sales

New life sales increased by 42% in the fourth quarter to EUR 166 million. Individual life sales declined and amounted to EUR 9 million, primarily driven by a shrinking Dutch life insurance market as a result of the market wide switch to bank savings. Pension sales increased strongly to EUR 157 million, driven by a strong market proposition.

Production of mortgages in the fourth quarter of 2012 amounted to EUR 684 million, in line with the production achieved in the previous quarters of 2012.

Premium production for accident & health amounted to EUR 6 million. Sales in income insurance products are negatively impacted by strong competition and price increases to maintain margins. General insurance production amounted to EUR 7 million, up 17% compared to the fourth quarter of 2011, resulting from new distribution initiatives such as Kruidvat and Onna Onna.

Gross deposits declined to EUR 282 million, driven by strong competition on the Dutch savings market.

Market consistent value of new business

The market consistent value of new business in the Netherlands strongly improved compared to the fourth quarter of 2011 and amounted to EUR 86 million. The increase was driven by higher contributions from mortgages as funding costs declined and a strong increase of production in Pensions.

Revenue-generating investments

Revenue-generating investments increased to EUR 68 billion, up 3% compared with the previous quarter. The increase was mainly driven by growth of the business.

The Netherlands

EUR millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Underlying earnings before tax by line of business
Life and Savings		77	78	(1)	40	93	262	185	42
Pensions		7	13	(46)	36	(81)	66	98	(33)
Non-life		(4)	(9)	56	2	—	(29)	6	—
Distribution		5	—	—	—	—	16	8	100
Share in underlying earnings before tax of associates		(2)	—	—	(3)	33	—	1	—

Underlying earnings before tax		83	82	1	75	11	315	298	6

Fair value items		6	(37)	—	189	(97)	164	156	5
Realized gains / (losses) on investments		70	40	75	33	112	138	269	(49)
Impairment charges		(10)	(13)	23	(5)	(100)	(29)	(15)	(93)
Other income / (charges)		(7)	(3)	(133)	(84)	92	(279)	(164)	(70)

Income before tax		142	69	106	208	(32)	309	544	(43)
Income tax		(26)	(7)	—	(60)	57	(18)	(125)	86

Net income		116	62	87	148	(22)	291	419	(31)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		116	62	87	148	(22)	291	419	(31)

Net underlying earnings		67	67	—	50	34	253	238	6

Commissions and expenses		257	251	2	261	(2)	1,046	1,122	(7)
of which operating expenses		196	184	7	191	3	756	823	(8)

New life sales
Life single premiums		1,024	189	—	856	20	1,604	1,740	(8)
Life recurring premiums annualized		64	6	—	31	106	86	80	8

Total recurring plus 1/10 single		166	25	—	117	42	246	254	(3)

Life and Savings		9	7	29	13	(31)	46	81	(43)
Pensions		157	18	—	104	51	200	173	16

Total recurring plus 1/10 single		166	25	—	117	42	246	254	(3)

New premium production accident and health insurance		6	2	200	7	(14)	21	27	(22)
New premium production general insurance		7	7	—	6	17	30	27	11

Gross deposits (on and off balance) by line of business
Life and Savings		282	275	3	560	(50)	1,484	1,968	(25)
Pensions		—	—	—	—	—	—	80	—

Total gross deposits		282	275	3	560	(50)	1,484	2,048	(28)

Net deposits (on and off balance) by line of business
Life and Savings		(248)	(480)	48	(160)	(55)	(979)	(361)	(171)
Pensions		—	—	—	—	—	—	27	—

Total net deposits		(248)	(480)	48	(160)	(55)	(979)	(334)	(193)

Revenue-generating investments

	Dec. 31, 2012	Sept. 30, 2012%
Revenue-generating investments (total)	67,984	65,854	3

Investments general account	42,890	40,917	5
Investments for account of policyholders	25,094	24,937	1

UNITED KINGDOM

•	Underlying earnings before tax increase to GBP 20 million as a result of cost savings

•	Net income increases to GBP 30 million due to higher underlying earnings and realized gains

•	New life sales up 53% to GBP 247 million, driven by strong growth in group pensions

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom increased to GBP 20 million in the fourth quarter, driven by a strong improvement in earnings from pensions compared to the fourth quarter of 2011. Earnings included recurring charges for Corporate Center expenses of GBP 2 million.

•	Earnings from Life declined to GBP 17 million, as the fourth quarter of 2011 contained GBP 15 million of one-time benefits.

•

Earnings from Pensions improved to GBP 3 million, mainly driven by the non-recurrence of exceptional charges recorded in the previous year, and the successful implementation of the cost reduction program in Aegon’s business in the United Kingdom. The negative effect from adverse persistency, which the UK insurance industry is experiencing as a result of the implementation of the Retail Distribution Review, amounted to GBP 7 million in the fourth quarter. This adverse effect is expected to continue into 2013. This was only partly offset by a one-off release of GBP 2 million.

•	Earnings from Distribution amounted to nil, improving over last year mainly due to cost savings.

Net income

Net income increased to GBP 30 million driven by higher underlying earnings, higher realized gains on investments, and the absence of non-recurring tax and restructuring charges. Results on fair value items amounted to a loss of GBP 9 million, driven by a loss on hedges as a result of increased equity markets. Realized gains on investments amounted to GBP 28 million and were the result of switching from gilts into high quality credits. There were no impairments during the quarter.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in the United Kingdom amounted to 3.1% in the fourth quarter of 2012, primarily as a result of higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. Aegon expects the return on capital to increase over time driven by continued operational efficiencies, and further utilizing its new platform proposition.

Operating expenses

Operating expenses for the fourth quarter of 2012 declined 30% to GBP 69 million, following the successful implementation of a cost reduction program in the United Kingdom. Operating expenses included GBP 2 million of recurring charges for Corporate Center expenses.

Sales

New life sales were up 53% to GBP 247 million compared to the fourth quarter of 2011, reflecting strong growth in group pensions. Platform sales accelerated during the fourth quarter of 2012 as new advisors joined the Aegon Retirement Choices platform.

Market consistent value of new business

The market consistent value of new business in the United Kingdom increased to GBP 22 million, driven by lower tax rates and lower acquisition costs, while lower margins had a negative impact in the fourth quarter.

Revenue-generating investments

Revenue-generating investments increased to GBP 55 billion, up 1% compared with the end of the third quarter of 2012, primarily the result of higher equity markets.

United Kingdom

GBP millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Underlying earnings before tax by line of business
Life		17	19	(11)	30	(43)	66	86	(23)
Pensions		3	2	50	(50)	—	21	(75)	—
Distribution		—	(1)	—	(2)	—	(2)	(6)	67

Underlying earnings before tax		20	20	—	(22)	—	85	5	—

Fair value items		(9)	(14)	36	3	—	(26)	(5)	—
Realized gains / (losses) on investments		28	12	133	6	—	68	44	55
Impairment charges		—	—	—	(1)	—	—	(55)	—
Other income / (charges)	7	1	12	(92)	(49)	—	28	(49)	—

Income before tax		40	30	33	(63)	—	155	(60)	—
Income tax attributable to policyholder return		(5)	(11)	55	(4)	(25)	(32)	(37)	14

Income before income tax on shareholders return		35	19	84	(67)	—	123	(97)	—
Income tax on shareholders return		(5)	11	—	(9)	44	14	52	(73)

Net income		30	30	—	(76)	—	137	(45)	—

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		30	30	—	(76)	—	137	(45)	—

Net underlying earnings		20	32	(38)	(40)	—	110	33	—

Commissions and expenses		159	151	5	184	(14)	598	732	(18)
of which operating expenses		69	73	(5)	98	(30)	273	409	(33)

New life sales	8
Life single premiums		694	643	8	648	7	2,529	2,815	(10)
Life recurring premiums annualized		178	98	82	96	85	505	456	11

Total recurring plus 1/10 single		247	163	52	161	53	758	738	3

Life		19	19	—	17	12	72	66	9
Pensions		228	144	58	144	58	686	672	2

Total recurring plus 1/10 single		247	163	52	161	53	758	738	3

Gross deposits (on and off balance) by line of business
Variable annuities		4	4	—	8	(50)	22	49	(55)
Pensions		8	—	—	—	—	8		—

Total gross deposits		12	4	200	8	50	30	49	(39)

Net deposits (on and off balance) by line of business
Variable annuities		(5)	(4)	(25)	1	—	(11)	16	—
Pensions		8	—	—	—	—	8	—	—

Total net deposits		3	(4)	—	1	200	(3)	16	—

Revenue-generating investments

	Dec. 31, 2012	Sept. 30, 2012%
Revenue-generating investments (total)	54,533	53,774	1

Investments general account	9,196	8,908	3
Investments for account of policyholders	45,329	44,866	1
Off balance sheet investments third parties	8	—	—

NEW MARKETS

•	Underlying earnings before tax decline 20% to EUR 52 million; increase for Aegon Asset Management offset by divestments in Spain

•	Net income increases to EUR 126 million due to gains on divestments

•	New life sales decline 31% to EUR 57 million as growth in CEE was more than offset by divestments in Spain

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax declined 20% to EUR 52 million. Higher earnings from Aegon Asset Management were more than offset by a loss from Asia and lower earnings from Spain.

•

Earnings from Central & Eastern Europe were slightly lower at EUR 25 million, as lower mortgage margins in Hungary offset a one-time benefit of EUR 3 million related to changes in the Hungarian Labor Code.

•	Results from Aegon’s operations in Asia declined to EUR (8) million as a result of several small one-time charges, higher expenses related to business development and adverse claim experience.

•

Earnings from Spain & France decreased 54% to EUR 11 million due to the divestment of the joint venture with Banca Cívica and as results from Aegon’s partnership with CAM are no longer included. The comparable quarter of 2011 included underlying earnings of EUR 7 million from CAM, while the joint venture with Banca Cívica contributed EUR 4 million. The earnings contribution from partner La Mondiale in France remained stable compared to the same quarter last year and amounted to EUR 5 million.

•	Results from Variable Annuities Europe amounted to nil which was mainly the result of project spend to position the company for future growth.

•	Earnings from Aegon Asset Management increased strongly to EUR 24 million, which is the result of asset growth and higher performance fees, partly offset by the sale of Prisma.

Net income

Net income from Aegon’s operations in New Markets increased to EUR 126 million, driven by the book value gains on the divestments of the Banca Cívica joint venture (EUR 35 million) and Prisma (EUR 100 million). Impairment charges were lower as compared to the fourth quarter of last year, due to lower mortgage related impairments in Hungary.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets declined to 5.5%, mainly the result of lower net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 1% to EUR 153 million in the fourth quarter. This was the result of higher costs in Asia and Variable Annuities Europe driven by investments to support future growth, the inclusion of the company’s Canadian investment management activities within Aegon Asset Management and recurring charges for Corporate Center expenses of EUR 3 million, partly offset by the divestment of the Banca Cívica joint venture.

Sales

New life sales declined 31% to EUR 57 million.

•

In Central & Eastern Europe, new life sales increased 23% to EUR 32 million. This was driven by increased production in all countries, but especially in Turkey and Slovakia due to improved distribution and in the Czech Republic due to product innovation.

•	In Asia, new life sales declined to EUR 11 million. This was mainly driven by the withdrawal of a universal life product with secondary guarantees in July 2012.

•	New life sales in Spain declined to EUR 14 million as the inclusion of Caixa Sabadell Vida was more than offset by the exclusion of new life sales from CAM and the divestment of Banca Cívica.

New premium production from Aegon’s general insurance business in Central & Eastern Europe amounted to EUR 9 million. New premium production from Aegon’s accident & health insurance business improved significantly to EUR 12 million, mainly driven by Aegon’s direct marketing unit in Asia.

Gross deposits in New Markets amounted to EUR 2.3 billion and increased substantially compared to the fourth quarter of 2011. Gross deposits in Aegon Asset Management increased to EUR 2.1 billion as a result of strong institutional sales in the United States and the Netherlands, and retail sales in the United Kingdom. In Central & Eastern Europe gross deposits declined following pension legislation changes in Hungary and Poland.

Market consistent value of new business

The market consistent value of new business in New Markets increased 93% to EUR 27 million as a result of higher margins in Hungary and Asia, where a universal life product with secondary guarantees was withdrawn in July 2012. This was partially offset by the divestment of Banca Cívica and results from Aegon’s partnership with CAM no longer being included.

Revenue-generating investments

Revenue-generating investments declined 1% compared with the third quarter of 2012 to EUR 69 billion, mainly driven by the divestment of the Banca Cívica joint venture.

New Markets c)

EUR millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Underlying earnings before tax
Central Eastern Europe		25	16	56	26	(4)	85	96	(11)
Asia		(8)	13	—	1	—	19	(4)	—
Spain & France		11	16	(31)	24	(54)	69	88	(22)
Variable Annuities Europe		—	—	—	1	—	—	9	—
Aegon Asset Management		24	25	(4)	13	85	101	60	68

Underlying earnings before tax		52	70	(26)	65	(20)	274	249	10

Fair value items		5	(1)	—	(10)	—	(1)	(30)	97
Realized gains / (losses) on investments		—	5	—	2	—	10	7	43
Impairment charges		(17)	(5)	—	(25)	32	(26)	(61)	57
Other income / (charges)		139	(8)	—	1	—	113	7	—

Income before tax		179	61	193	33	—	370	172	115
Income tax		(53)	(23)	(130)	(10)	—	(121)	(61)	(98)

Net income		126	38	—	23	—	249	111	124

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		126	37	—	21	—	248	108	130
Non-controlling interests		—	1	—	2	—	1	3	(67)

Net underlying earnings		36	46	(22)	55	(35)	185	184	1

Commissions and expenses		216	227	(5)	216	—	870	826	5
of which operating expenses		153	163	(6)	152	1	613	577	6

New life sales	12
Life single premiums		103	80	29	230	(55)	471	703	(33)
Life recurring premiums annualized		47	40	18	60	(22)	206	241	(15)

Total recurring plus 1/10 single		57	48	19	83	(31)	253	311	(19)

Life		57	47	21	80	(29)	245	283	(13)
Associates		—	1	—	3	—	8	28	(71)

Total recurring plus 1/10 single		57	48	19	83	(31)	253	311	(19)

Central Eastern Europe		32	26	23	26	23	114	110	4
Asia		11	12	(8)	15	(27)	53	58	(9)
Spain & France		14	10	40	42	(67)	86	143	(40)

Total recurring plus 1/10 single		57	48	19	83	(31)	253	311	(19)

New premium production accident and health insurance		12	13	(8)	9	33	42	34	24
New premium production general insurance		9	5	80	7	29	25	25	—

Gross deposits (on and off balance)	12
Central Eastern Europe		64	70	(9)	153	(58)	316	662	(52)
Asia		43	55	(22)	32	34	169	59	186
Spain & France		14	10	40	34	(59)	45	61	(26)
Variable Annuities Europe		118	116	2	118	—	463	530	(13)
Aegon Asset Management		2,095	2,504	(16)	1,185	77	9,916	5,244	89

Total gross deposits		2,334	2,755	(15)	1,522	53	10,909	6,556	66

Net deposits (on and off balance)	12
Central Eastern Europe		15	16	(6)	144	(90)	55	(1,608)	—
Asia		41	54	(24)	29	41	162	50	—
Spain & France		2	(7)	—	(12)	—	(42)	(65)	35
Variable Annuities Europe		2	9	(78)	38	(95)	46	160	(71)
Aegon Asset Management		386	1,136	(66)	(91)	—	3,416	(1,133)	—

Total net deposits		446	1,208	(63)	108	—	3,637	(2,596)	—

Revenue-generating investments

	Dec. 31, 2012	Sept. 30, 2012%
Revenue-generating investments (total)	68,733	69,137	(1)

Investments general account	4,790	5,050	(5)
Investments for account of policyholders	6,726	7,070	(5)
Off balance sheet investments third parties	57,217	57,017	—

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%

Americas	63	72	(13)	(4)	—	228	170	34
The Netherlands	86	59	46	37	132	202	64	—
United Kingdom	28	24	17	24	17	101	79	28
New Markets	27	18	50	14	93	88	109	(19)

Total	204	173	18	71	187	619	422	47

Modeled new business, APE and deposits

		Premium business APE					Premium business APE
EUR millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%
	9
Americas		307	283	8	284	8	1,150	979	17
The Netherlands		253	49	—	173	46	445	326	37
United Kingdom		256	183	40	187	37	860	850	1
New Markets		113	52	117	109	4	451	436	3

Total		929	567	64	753	23	2,906	2,591	12

		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q4 2012	Q3 2012%		Q4 2011%		FY 2012	FY 2011%
	9
Americas		4,328	5,800	(25)	3,449	25	20,272	17,626	15
United Kingdom		4	5	(20)	10	(60)	27	57	(53)
New Markets		132	125	6	251	(47)	560	911	(39)

Total		4,464	5,930	(25)	3,710	20	20,859	18,594	12

MCVNB/PVNBP summary

		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q4 2012%			%	FY 2012%			%
	10
Americas		26	1,534	1.7	8.6	119	5,251	2.3	10.4
The Netherlands		86	2,390	3.6	34.0	202	5,030	4.0	45.5
United Kingdom		28	1,682	1.7	11.0	101	5,732	1.8	11.7
New Markets		24	799	2.9	20.7	84	3,430	2.4	18.5

Total		164	6,405	2.6	17.7	506	19,443	2.6	17.4

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q4 2012%			%	FY 2012%			%
	10
Americas		37	6,220	0.6	0.9	109	30,268	0.4	0.5
United Kingdom		—	5	—	—	—	27	—	—
New Markets		3	228	1.2	2.0	4	835	0.5	0.8

Total		40	6,453	0.6	0.9	113	31,130	0.4	0.5

Financial overview, 2012 year-to-date geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	523	262	81	120	—	986
Individual savings and retirement products	500	—	—	(19)	—	481
Pensions	285	66	26	6	—	383
Non-life	—	(29)	—	42	—	13
Distribution	—	16	(2)	—	—	14
Asset Management	—	—	—	101	—	101
Other	—	—	—	—	(224)	(224)
Associates	9	—	—	24	—	33

Underlying earnings before tax	1,317	315	105	274	(224)	1,787

Fair value items	(76)	164	(31)	(1)	(4)	52
Realized gains / (losses) on investments	175	138	84	10	—	407
Impairment charges	(117)	(29)	—	(26)	(4)	(176)
Other income / (charges)	(28)	(279)	34	113	(2)	(162)
Run-off businesses	2	—	—	—	—	2

Income before tax	1,273	309	192	370	(234)	1,910
Income tax	(248)	(18)	(23)	(121)	71	(339)

Net income	1,025	291	169	249	(163)	1,571

Net underlying earnings	971	253	135	185	(162)	1,382

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including associated companies), income before tax (including associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that Aegon’s senior management uses in managing its business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of Aegon N.V. and non-controlling interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude Aegon’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

11)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q4 2012	FY 2012

Employee expenses	555	2,092
Administrative expenses	282	1,096

Operating expenses for IFRS reporting	837	3,188
Operating expenses related to associates	11	53

Operating expenses in earnings release	848	3,241

12)	New life sales, gross deposits and net deposits data include results of Aegon’s associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to Aegon’s Embedded Value 2011 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

The comparative 2011 figures have been revised to reflect changes in Aegon’s organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the New Markets segment. This revision in financial reporting reflects changes in management of the organization, as Aegon’s Asian operations are now managed from the company’s regional head office in Hong Kong.

ADDITIONAL INFORMATION

The Hague, February 15, 2013

Media conference call

7:45 a.m. CET

Podcast available after the call on aegon.com

Analyst & investor conference call

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Presentations

Presentations will be available on aegon.com at 7:35 a.m. CET

Supplements

Aegon’s Q4 2012 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and market consistent value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-GAAP measures, together with the IFRS information, provide meaningful supplemental information that Aegon’s management uses to run its business as well as useful information for the investment community to evaluate Aegon’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.